ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

04036528

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

19 August, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re Mondi South Africa agrees empowerment transaction with Shanduka dated 19 August 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

dlw 8/30

**ANGLO AMERICAN**

## News Release

**19 August 2004**

### Mondi South Africa agrees empowerment transaction with Shanduka

Anglo American plc announces that its wholly-owned paper and packaging subsidiary, Mondi South Africa ("Mondi") and Shanduka Resources ("Shanduka"), have reached agreement for Shanduka to acquire a 42% equity stake in a new entity which will own Mondi's South African packaging businesses.

The new entity, Mondi Packaging South Africa ("MPSA"), will include Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has been valued on a debt-free basis at R2.45 billion.

Mondi and Shanduka have agreed to inject 3% and 2%, respectively of their equity in MPSA into an appropriate vehicle to facilitate participation by Mondi's 6,400 employees, the majority of whom are historically disadvantaged South Africans. Mondi has also agreed to inject into the same vehicle 4% of its 58% equity stake in Mondi Shanduka Newsprint (further to the transaction announced in December 2003). Detailed arrangements for the financing of, and participation in the equity ownership vehicle will be formulated and then discussed with employees before the planned completion of the MPSA transaction at the end of 2004.

The MPSA transaction contemplates non-recourse funding from Standard Bank, a layer of subordinated debt provided by Mondi and equity contributed by Mondi and Shanduka. Completion of the transaction is subject to successful completion of a due diligence process, finalisation of detailed agreements and the necessary board approvals.

For further information:


Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Shanduka Group** (formerly Millennium Consolidated Investments) is a black-owned and managed investment company. Shanduka's team of professional and experienced business executives seeks to proactively drive shareholder value for its partners and to strategically transform them into truly empowered South African companies. *In addition to the development of its business portfolio, the Shanduka* Group is committed to the upliftment of historically disadvantaged communities. It has established the Shanduka Foundation to fortify education in South African schools, to improve business skills of black people and to assist in the development of small and medium enterprises in the country.

**ANGLO AMERICAN**

## News Release

**19 August 2004**

### Mondi South Africa agrees empowerment transaction with Shanduka

Anglo American plc announces that its wholly-owned paper and packaging subsidiary, Mondi South Africa ("Mondi") and Shanduka Resources ("Shanduka"), have reached agreement for Shanduka to acquire a 42% equity stake in a new entity which will own *Mondi's South African packaging businesses.*

The new entity, Mondi Packaging South Africa ("MPSA"), will include Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has been valued on a debt-free basis at R2.45 billion.

Mondi and Shanduka have agreed to inject 3% and 2%, respectively of their equity in MPSA into an appropriate vehicle to facilitate participation by Mondi's 6,400 employees, the majority of whom are historically disadvantaged South Africans. Mondi has also agreed to inject into the same vehicle 4% of its 58% equity stake in Mondi Shanduka Newsprint (further to the transaction announced in December 2003). Detailed arrangements for the financing of, and participation in the equity ownership vehicle will be formulated and then discussed with employees before the planned completion of the MPSA transaction at the end of 2004.

The MPSA transaction contemplates non-recourse funding from Standard Bank, a layer of subordinated debt provided by Mondi and equity contributed by Mondi and Shanduka. Completion of the transaction is subject to successful completion of a due diligence process, finalisation of detailed agreements and the necessary board approvals.

For further information:


Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Shanduka Group** (formerly Millennium Consolidated Investments) is a black-owned and managed investment company. Shanduka's team of professional and experienced business executives seeks to proactively drive shareholder value for its partners and to strategically transform them into truly empowered South African companies. In addition to the development of its business portfolio, the Shanduka Group is committed to the upliftment of historically disadvantaged communities. It has established the Shanduka Foundation to fortify education in South African schools, to improve business skills of black people and to assist in the development of small and medium enterprises in the country.

ANGLO AMERICAN

## News Release

**19 August 2004**

### Mondi South Africa agrees empowerment transaction with Shanduka

Anglo American plc announces that its wholly-owned paper and packaging subsidiary, Mondi South Africa ("Mondi") and Shanduka Resources ("Shanduka"), have reached agreement for Shanduka to acquire a 42% equity stake in a new entity which will own Mondi's South African packaging businesses.

The new entity, Mondi Packaging South Africa ("MPSA"), will include Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has been valued on a debt-free basis at R2.45 billion.

Mondi and Shanduka have agreed to inject 3% and 2%, respectively of their equity in MPSA into an appropriate vehicle to facilitate participation by Mondi's 6,400 employees, the majority of whom are historically disadvantaged South Africans. Mondi has also agreed to inject into the same vehicle 4% of its 58% equity stake in Mondi Shanduka Newsprint (further to the transaction announced in December 2003). Detailed arrangements for the financing of, and participation in the equity ownership vehicle will be formulated and then discussed with employees before the planned completion of the MPSA transaction at the end of 2004.

The MPSA transaction contemplates non-recourse funding from Standard Bank, a layer of subordinated debt provided by Mondi and equity contributed by Mondi and Shanduka. Completion of the transaction is subject to successful completion of a due diligence process, finalisation of detailed agreements and the necessary board approvals.

For further information:


Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Shanduka Group** (formerly Millennium Consolidated Investments) is a black-owned and managed investment company. Shanduka's team of professional and experienced business executives seeks to proactively drive shareholder value for its partners and to strategically transform them into truly empowered South African companies. In addition to the development of its business portfolio, the Shanduka Group is committed to the upliftment of historically disadvantaged communities. It has established the Shanduka Foundation to fortify education in South African schools, to improve business skills of black people and to assist in the development of small and medium enterprises in the country.

ANGLO AMERICAN

## News Release

**19 August 2004**

### Mondi South Africa agrees empowerment transaction with Shanduka

Anglo American plc announces that its wholly-owned paper and packaging subsidiary, Mondi South Africa ("Mondi") and Shanduka Resources ("Shanduka"), have reached agreement for Shanduka to acquire a 42% equity stake in a new entity which will own Mondi's South African packaging businesses.

The new entity, Mondi Packaging South Africa ("MPSA"), will include Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has been valued on a debt-free basis at R2.45 billion.

Mondi and Shanduka have agreed to inject 3% and 2%, respectively of their equity in MPSA into an appropriate vehicle to facilitate participation by Mondi's 6,400 employees, the majority of whom are historically disadvantaged South Africans. Mondi has also agreed to inject into the same vehicle 4% of its 58% equity stake in Mondi Shanduka Newsprint (further to the transaction announced in December 2003). Detailed arrangements for the financing of, and participation in the equity ownership vehicle will be formulated and then discussed with employees before the planned completion of the MPSA transaction at the end of 2004.

The MPSA transaction contemplates non-recourse funding from Standard Bank, a layer of subordinated debt provided by Mondi and equity contributed by Mondi and Shanduka. Completion of the transaction is subject to successful completion of a due diligence process, finalisation of detailed agreements and the necessary board approvals.

For further information:


Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Shanduka Group** (formerly Millennium Consolidated Investments) is a black-owned and managed investment company. Shanduka's team of professional and experienced business executives seeks to proactively drive shareholder value for its partners and to strategically transform them into truly empowered South African companies. In addition to the development of its business portfolio, the Shanduka Group is committed to the upliftment of historically disadvantaged communities. It has established the Shanduka Foundation to fortify education in South African schools, to improve business skills of black people and to assist in the development of small and medium enterprises in the country.

ANGLO AMERICAN

## News Release

**19 August 2004**

### Mondi South Africa agrees empowerment transaction with Shanduka

Anglo American plc announces that its wholly-owned paper and packaging subsidiary, Mondi South Africa ("Mondi") and Shanduka Resources ("Shanduka"), have reached agreement for Shanduka to acquire a 42% equity stake in a new entity which will own Mondi's South African packaging businesses.

The new entity, Mondi Packaging South Africa ("MPSA"), will include Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has been valued on a debt-free basis at R2.45 billion.

Mondi and Shanduka have agreed to inject 3% and 2%, respectively of their equity in MPSA into an appropriate vehicle to facilitate participation by Mondi's 6,400 employees, the majority of whom are historically disadvantaged South Africans. Mondi has also agreed to inject into the same vehicle 4% of its 58% equity stake in Mondi Shanduka Newsprint (further to the transaction announced in December 2003). Detailed arrangements for the financing of, and participation in the equity ownership vehicle will be formulated and then discussed with employees before the planned completion of the MPSA transaction at the end of 2004.

The MPSA transaction contemplates non-recourse funding from Standard Bank, a layer of subordinated debt provided by Mondi and equity contributed by Mondi and Shanduka. Completion of the transaction is subject to successful completion of a due diligence process, finalisation of detailed agreements and the necessary board approvals.

For further information:


Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Shanduka Group** (formerly Millennium Consolidated Investments) is a black-owned and managed investment company. Shanduka's team of professional and experienced business executives seeks to proactively drive shareholder value for its partners and to strategically transform them into truly empowered South African companies. In addition to the development of its business portfolio, the Shanduka Group is committed to the upliftment of historically disadvantaged communities. It has established the Shanduka Foundation to fortify education in South African schools, to improve business skills of black people and to assist in the development of small and medium enterprises in the country.

**ANGLO AMERICAN**

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

19 August, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of additional listing dated 10 August 2004

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

AVS. 575926.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 88,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 9,296 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 27,468 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 67,952 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,302,995.

N Jordan
Company Secretary

10 August 2004

END.

SEC(45)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 88,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 9,296 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 27,468 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 67,952 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,302,995.

N Jordan
Company Secretary

10 August 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 88,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 9,296 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 27,468 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 67,952 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,302,995.

N Jordan
Company Secretary

10 August 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 88,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 9,296 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 27,468 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 67,952 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,302,995.

N Jordan
Company Secretary

10 August 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 88,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 9,296 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 27,468 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 67,952 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,302,995.

N Jordan
Company Secretary

10 August 2004

END.

ANGLO AMERICAN

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America



10 August 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re Anglo American disposes of portion of stake in Terra Industries dated 9 August 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

ANGLO AMERICAN

## News Release

**9 August 2004**

### Anglo American disposes of portion of stake in Terra Industries

Anglo American plc ("Anglo American") has sold 12.5 million shares of Terra Industries Inc. ("Terra"), or 16% of its outstanding capital stock, to an investor group led by Perry Capital for an aggregate cash consideration of US$67 million. Anglo American now holds 25.1 million common shares of Terra, or 32% of its outstanding capital stock.

Shareholders are also referred to the announcement today by Terra and Mississippi Chemical Corporation ("Mississippi Chemical") that those two companies have reached agreement for Terra to acquire Mississippi Chemical for approximately US$268 million. Terra will fund the acquisition through a combination of cash, debt and the issue of common and preferred stock. The issuance of additional Terra stock in that transaction would reduce Anglo American's percentage holding to approximately 25% of the outstanding capital stock.

Anglo American will continue to evaluate future opportunities for disposing of its interest in Terra, based on market conditions and other considerations.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

# News Release

**9 August 2004**

## Anglo American disposes of portion of stake in Terra Industries

Anglo American plc ("Anglo American") has sold 12.5 million shares of Terra Industries Inc. ("Terra"), or 16% of its outstanding capital stock, to an investor group led by Perry Capital for an aggregate cash consideration of US$67 million. Anglo American now holds 25.1 million common shares of Terra, or 32% of its outstanding capital stock.

Shareholders are also referred to the announcement today by Terra and Mississippi Chemical Corporation ("Mississippi Chemical") that those two companies have reached agreement for Terra to acquire Mississippi Chemical for approximately US$268 million. Terra will fund the acquisition through a combination of cash, debt and the issue of common and preferred stock. The issuance of additional Terra stock in that transaction would reduce Anglo American's percentage holding to approximately 25% of the outstanding capital stock.

Anglo American will continue to evaluate future opportunities for disposing of its interest in Terra, based on market conditions and other considerations.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

# News Release

**9 August 2004**

## Anglo American disposes of portion of stake in Terra Industries

Anglo American plc ("Anglo American") has sold 12.5 million shares of Terra Industries Inc. ("Terra"), or 16% of its outstanding capital stock, to an investor group led by Perry Capital for an aggregate cash consideration of US$67 million. Anglo American now holds 25.1 million common shares of Terra, or 32% of its outstanding capital stock.

Shareholders are also referred to the announcement today by Terra and Mississippi Chemical Corporation ("Mississippi Chemical") that those two companies have reached agreement for Terra to acquire Mississippi Chemical for approximately US$268 million. Terra will fund the acquisition through a combination of cash, debt and the issue of common and preferred stock. The issuance of additional Terra stock in that transaction would reduce Anglo American's percentage holding to approximately 25% of the outstanding capital stock.

Anglo American will continue to evaluate future opportunities for disposing of its interest in Terra, based on market conditions and other considerations.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

## News Release

**9 August 2004**

### Anglo American disposes of portion of stake in Terra Industries

Anglo American plc ("Anglo American") has sold 12.5 million shares of Terra Industries Inc. ("Terra"), or 16% of its outstanding capital stock, to an investor group led by Perry Capital for an aggregate cash consideration of US$67 million. Anglo American now holds 25.1 million common shares of Terra, or 32% of its outstanding capital stock.

Shareholders are also referred to the announcement today by Terra and Mississippi Chemical Corporation ("Mississippi Chemical") that those two companies have reached agreement for Terra to acquire Mississippi Chemical for approximately US$268 million. Terra will fund the acquisition through a combination of cash, debt and the issue of common and preferred stock. The issuance of additional Terra stock in that transaction would reduce Anglo American's percentage holding to approximately 25% of the outstanding capital stock.

Anglo American will continue to evaluate future opportunities for disposing of its interest in Terra, based on market conditions and other considerations.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk